EX-99.77Q1

Exhibit 77Q1 - Additional Items

Fiscal Year Ending 10/31/13

Registrant Name: Fidelity Capital Trust

File Number: 811-02841

Series Name: Fidelity Disciplined Equity Fund

Series Number: 3

Item 72

During the period, the Series' gross advisory fees, which is disclosed in Item 72F, was a negative dollar amount (-$2,664,000) as the result of a negative performance adjustment.  Because the electronic format for filing Form N-SAR does not allow for a negative answer in Item 72F, the Series has disclosed the gross advisory fees without taking into account the negative performance adjustment ($13,654) in Item 72F and the total amount of the negative performance adjustment (-$16,318) in Item 72H.